Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry

(CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

(Resubmission by decision of the

Brazilian Securities and Exchange Commission)

Oi S.A. (“Oi” or the “Company”, BM&FBovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) in compliance with the decision of the Brazilian Securities and Exchange Commission (“CVM”), resubmits the Material Fact dated March 25, 2014 regarding the decision rendered by the Collegiate of the CVM at a meeting held on the date thereof, as follows:

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”, BM&FBovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporations Law”) and CVM Instruction No. 358/02, and in furtherance of the Material Facts dated as of October 2, 2013 and February 20, 2014, notifies its shareholders and the market in general that as of the date hereof, Oi became aware of the decision issued by the Collegiate of the Brazilian Securities and Exchange Commission (“CVM”) regarding the appeal filed by Oi in connection with (i) the exercise of voting rights in relation to the agenda of the general shareholders’ meeting called for March 27, 2014 regarding the valuation report of assets to be contributed by

Portugal Telecom SGPS, S.A. (“Portugal Telecom”) and (ii) the possibility of exercising of withdrawal rights by Oi’s common shareholders dissenting from the resolution regarding the merger of Oi’s shares by Telemar Participações S.A. (“CorpCo”), subject to approval at a shareholders’ meeting in the future.

Exercise of Voting Rights at the General Shareholders’ Meeting of March 27, 2014

In connection with the exercise of voting rights, the Collegiate of CVM confirmed Oi’s understanding that, except for the shareholders, Portugal Telecom and its subsidiary, Bratel Brasil S.A., there is no impediment to the exercise of voting rights by the other shareholders of Oi, including CorpCo and its subsidiary, Valverde Participações S.A., in relation to the agenda for the general shareholders’ meeting regarding the valuation report of assets to be contributed by Portugal Telecom to the Company.

Withdrawal Rights

In connection with the exercise of the withdrawal rights, the Collegiate of the CVM decided that there would be no withdrawal for common shares if, on the date of the meeting held to approve the merger of shares, there is a disperse shareholder base and liquidity. Therefore, the determination of the existence of withdrawal for Oi’s common shareholders can be based solely on the parameters of liquidity and shareholder dispersion on the date of the general shareholders’ meeting to approve the merger of Oi’s shares by CorpCo.

Finally, the Company confirms the shareholders’ meeting called for March 27 at 10 a.m. in its headquarters.

Oi will keep its shareholders and the market informed of any other material subsequent events related to the Transaction.

Rio de Janeiro, March 28, 2014.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.